

This Form CB contains 17 pages, including all exhibits.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Takara Co., Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Tomy Company, Ltd.
7-9-10, Tateishi, Katsushika-ku,
Tokyo 124-8511, Japan
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Tomy Company, Ltd.
7-9-10, Tateishi, Katsushika-ku,
Tokyo 124-8511, Japan
Tel: 83-3-3693-9033
Shoji Tajima
Executive Officer,
Head of Business Administration Div.

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 22, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Exhibit Number	Description
1	English translation of the press release dated August 5, 2005 posted on the corporate website at http://www.tomy.co.jp/ir/english/index.htm.

(b) Not applicable.

Item 2.Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the press releases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "Commission"), Tomy Company, Ltd. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Tomy Company, Ltd. will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tomy Company Ltd.

By: 

Name: Kantaro Tomiyama
Title: President & CEO
Date: August 8, 2005

EXHIBIT INDEX

Exhibit Number	Description
1	English translation of the press release dated August 5, 2005 posted on the corporate website at http://www.tomy.co.jp/ir/english/index.htm.

Exhibit 1

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

[Translation]

August 5, 2005

To whom it may concern:

Corporate Name:	Takara Co., Ltd.
Representative:	Nobuyuki Okude, President & CEO (Securities Code No. 7969 Tokyo Stock Exchange, First Section)
Contact:	Ryozo Kubo Chief of Finance & Accounting and Operating Officer Tel: 03-3603-2134

Corporate Name:	TOMY Company, Ltd.
Representative:	Kantaro Tomiyama, President & CEO (Securities Code No. 7867, Tokyo Stock Exchange, First Section)
Contact:	Shoji Tajima Executive Officer of Head of Business Administration Div. Tel: 03-3693-9033

Notice of Execution of Merger Agreement between TOMY and Takara, Issuance of New Shares by Takara by Allotment to Third Parties and Share Split by TOMY

TOMY Company, Ltd. ("TOMY") and Takara Co., Ltd. ("Takara") hereby announce that today, with the approval of their respective boards of directors, they have executed the merger agreement based on the basic agreement executed on May 13, 2005 with respect to their merger as of March 1, 2006 (the company surviving after the merger is hereinafter referred to as the "New Company"). Takara and TOMY hereby also announce that Takara's board of directors passed a resolution today with respect to the issuance of new shares by allotment to third parties and TOMY's board of directors passed a resolution today with respect to the share split as described below.

I. Execution of Merger Agreement between TOMY and Takara

1. Purpose of Merger

This merger will integrate the toy business operations of TOMY and Takara, their core operations, which will promote the development of attractive content, the effective use of existing content and the expansion of TOMY and Takara's toy entertainment business by using their product development and marketing abilities in a mutually complementary manner, and to reinforce their management fundamentals in response to environmental shifts such as a decrease in the number of children, the progress of IT and globalization by strengthening profitability due to synergic effects realized by cost reduction through improving the efficiency of various areas such as production, logistics, sales and administration. The business fundamentals of the New Company will be reinforced by the comprehensive strengths of TOMY and Takara. Furthermore, the New Company will advance the media mix strategy using the New Company's content and pursue the challenge of becoming the No. 1 company in a wide assortment of business fields ranging from toys to general merchandise.

2. Outline of Merger

(1) Schedule of Merger

Board of Directors' meetings for approval of the merger agreement: August 5, 2005

Execution of the merger agreement: August 5, 2005

Shareholders' meetings for approval of the merger agreement: September 6, 2005

Date of merger: March 1, 2006

(2) Manner of Merger

TOMY and Takara have agreed to merge with each other in accordance with a spirit of equality. Under the legal procedures, TOMY will be the surviving company and Takara will be dissolved.

(3) Merger Ratio

Company	TOMY	Takara
Merger Ratio	1	0.356 (*)

(*) As described in "III. Share Split by TOMY" below, TOMY will implement a share split the record date for which is September 30, 2005. The merger ratio that was disclosed at the time of the execution of the Basic Agreement (May 13, 2005) was adjusted in accordance with the ratio of such share split by TOMY. Thus, the merger ratio mentioned above has not been changed in substance.

Note:

1. Allotment ratio of shares

0.356 TOMY shares will be allotted and delivered with respect to one (1) Takara share.

2. Basis for calculation of merger ratio

TOMY and Takara requested the third parties Nikko City Group Securities Co., Ltd. and Nikko Cordial Securities Inc. (collectively, "Nikko") to calculate the merger ratio. In addition, TOMY requested the third party Daiwa

Securities SMBC Co. Ltd. ("Daiwa") to calculate the merger ratio. Based on the results of such calculations, TOMY and Takara agreed upon the merger ratio described above after mutual consultation with one another.

3. Results, manner and basis for calculation by third parties

In assessing TOMY and Takara, Nikko performed an analysis based on, among other things, the market stock price method, the modified net asset book value method and the DCF (discount cash flow) method. Nikko calculated the merger ratio comprehensively, taking these analysis results into account. In assessing TOMY and Takara, Daiwa performed an analysis based on, among other things, the market stock price method and the DCF method. Daiwa calculated the merger ratio comprehensively, taking these analysis results into account.

4. Number of new shares to be issued in the merger (tentative)

Upon the merger, TOMY will issue 54,362,710 shares of common stock upon the merger and will allot and deliver to Takara's shareholders, including Takara and TOMY, (the term "shareholders" being hereinafter defined as including beneficial shareholders) as entered or recorded in Takara's latest shareholder register as of the day immediately preceding the date of merger, (the term "shareholder register" being hereinafter defined as including beneficial shareholder registers) shares of common stock. The number of shares to be allotted and delivered to each shareholder will be calculated by multiplying the total number of shares of common stock of Takara held by the relevant shareholder by 0.356. The record date for dividends for such new shares is scheduled to be October 1, 2005.

(4) Cash Distribution upon Merger (*Gappei-kofukin*)

There will be no cash distribution upon the merger.

(5) Interim Dividends

TOMY will distribute, prior to the merger date, interim dividends to each shareholder or registered pledgee entered or recorded in TOMY's latest shareholder register as of September 30, 2005 at 7.5 yen per share of common stock not exceeding 200,000,000 yen in total. Such interim dividends shall be applied to the shares before the share split.

(6) The merger is conditioned on Takara duly issuing new shares by allotment to third parties in compliance with the laws of Japan as described in II. below.

3. <u>Status after Merger</u>

(1) Corporate Name: Kabushiki Kaisha Takara TOMY
(in English, TOMY COMPANY, LTD.)

(2) Business: Toy operations and other businesses

(3) Place of Head Office: Katsushika-ku, Tokyo

(4) Representative and Officers:

President and CEO Kantaro Tomiyama (present)

Vice President and CEO	Keita Satoh (present Chairman of Takara)
Director	Shiryo Okuaki (present Senior Managing Director of TOMY)
Director	Masami Ochiai (present Director of Takara)
Director	Haruyuki Niimi (appointed by Takara)
Director	Osamu Mashimo (present Director of Takara)
Director	Toshiki Miura (present Managing Director of TOMY)
Director	Yasuyuki Watanabe (appointed by TOMY)
Corporate Auditor	Tsunekazu Umeda (present Corporate Auditor of TOMY)
Corporate Auditor	Jun Nogami (present Auditor of Takara)
Corporate Auditor	Takeichi Nozawa (present Auditor of Takara)
Corporate Auditor	Mitsuo Matsuba (present Corporate Auditor of TOMY)
Corporate Auditor	Shigeyuki Mito (present Auditor of Takara)
Corporate Auditor	Toshi Yoshinari (present Corporate Auditor of TOMY)

* Directors and Corporate Auditors, except for the President and CEO, are listed here in order as based on their Japanese syllabary.

(5) Paid-in Capital: 7,000,000,000 yen

(This amount is calculated by adding 4,010,059,802 yen, the paid-in capital to be added in the merger, to 2,989,940,198 yen, TOMY's paid-in capital as of June 30, 2005. The amount may vary due to exercises of stock options issued by TOMY and conversions of bonds with share purchase warrants into shares up until the merger date.)

(6) Fiscal Year End: March 31

(7) Impact on Business: To be announced on or around August 24, 2005

(8) Business Forecast after Merger:

To be announced on or around August 24, 2005

II. Issuance of New Shares by Allotment to Third Parties by Takara

1. <u>Terms and Conditions of Issuance of New Shares</u>

(1) Number of New Shares to be Issued: 62,242,000 shares of common stock

(2) Issue Price: 156 yen per share

(3) Total Issue Price: 9,709,752 000 yen

(4) Capitalization Amount: 78 yen per share

(5) Application Date: September 28, 2005 (tentative)

(6) Payment Date: September 28, 2005 (tentative)

(7) Record Date for Dividends: April 1, 2005

(8) Subscribers and Number of Shares:

Index Corporation	39,827,000 shares
T2 Fund Limited	22,415,000 shares

(9) Matters with respect to Agreement for Continuous Holding of New Shares and Other Conditions:

No such matters exist. However, if the allotted new shares are transferred within two (2) years from the issuance date, Takara is planning to request the subscriber to agree to a condition to the effect that such subscriber will report the content of such transfer to Takara or New Company.

(10) Each item mentioned above is conditioned on the approval by special resolution (of issuance of new shares at an especially favorable issue price) at the extraordinary shareholders' meeting scheduled to be held on September 6, 2005 and the coming into effect of the relevant filings under the Securities and Exchange Law.

2. Change in Total Number of Issued Shares due to This Capital Increase

Total number of issued shares of Takara at present:	90,462,244 shares
Number of new shares due to capital increase:	62,242,000 shares
Total number of issued shares of Takara after capital increase:	152,704,244 shares

3. Issuance of New Shares and the Usage of Funds

(1) Reason for the Issuance of New Shares

Takara has been intensively creating content and expanding distribution channels, aiming at becoming a life-entertainment company that has toys as its core business. While this has enabled Takara to develop products within new spheres and markets, the cost for disposition of inventory and selling and general and administrative expenses have increased, and as a result, Takara's profit structure has changed to one with a higher break-even point.

Although Takara has started to change its business model, it generated considerable losses in its fiscal year ended on March 31, 2005 as a result of a reduction of fixed costs and a reduction in its unprofitable businesses and subsidiaries, which resulted in a material deterioration of Takara's financial position. Accordingly, the improvement of its financial position is a pressing management issue of Takara.

The contemplated issuance of new shares by allotment to third parties will increase Takara's share capital by approximately 9,709 million yen, the aggregate issuance price and will significantly strengthen Takara's financial position and enhance its restructuring of unprofitable businesses and its business restructuring focusing on areas of growth.

(2) Grounds for the Determination of the Issue Price

The issue price, 156 yen per share, has been determined as a result of negotiations and discussions among Takara and the two subscribers based on Takara's asset status (with the consolidated net assets per share of Takara being 100.33 yen as of the end of the fiscal year ending on March 31, 2005).

(3) Usage of the Funds Raised

Among the funds raised though the issuance of new shares, 7,000 million yen is scheduled to be used for redeeming Series 1 Unsecured Convertible Bonds whose redemption date is February 28, 2006, and the remaining funds will be used for improvement of toy business performance and investment in contents in order to enhance the toy business.

4. Distribution of Dividends to Shareholders

Takara has a basic policy that an appropriate amount of dividends reflecting business results will be distributed on a continuous basis while at the same time increasing retained earnings in order to strengthen business fundamentals. However, as the improvement of its financial status is a currently pressing issue, Takara intends to use its earnings in order to strengthen its business fundamentals and improve its performance and financial position.

5. Status of Equity Finance Raised in the Past Three Years and Other Matters

(1) Status of Equity Finance
There are no applicable matters for this item.

(2) Changes in Share Prices in the Past Three Accounting Periods and the Latest Period

	Period ended in March 2003	Period ended in March 2004	Period ended in March 2005	Period ending in March 2006
Opening price	828	688	710	509
Highest price	1,155	850	722	532
Lowest price	585	585	423	321
Closing price	701	700	511	340
P/E	15.69	78.30	-	-

Note:

1. The share prices for the period ending in March 2006 are those for the period from April 1, 2005 to August 4, 2005.

2. The P/E for the period ended in March 2005 was not calculated because of the existence of a net deficit for the period, and the P/E for the period ending in March 2006 was not calculated as the period has not ended yet.

6. Outline of Parties to Which Shares will be Allotted

Name	Index Corporation		
Location of Head Office	4-1-1, Taishido, Setagaya-ku, Tokyo		
Title and Name of Representative	Yoshimi Ogawa President and CEO		
Capital	22,214,364,634 yen		
Number of Outstanding Shares	950,683.36		
Major Shareholders and Shareholding Ratio	Masami Ochiai 21.19% Mitsubishi Corporation 6.42% Yoshimi Ogawa 5.69% Japan Trustee Services Bank, Ltd. (trust account) 5.04% SKY Perfect Communications Inc. 4.69% Fuji Television Network, Inc. 4.08% The Mitsubishi Trust and Banking Corporation (trust account) 3.26% Tokyo Broadcasting System, Inc. 1.69% Kazutoshi Watanabe 1.68% The Master Trust Bank of Japan, Ltd. (trust account) 1.63%		
Main Businesses	Content Business, Solution Business, Commerce Business and Publishing Business		
Main Result of Operations and Financial Position	Fiscal Year Ended in August 2003		Fiscal Year Ended in August 2004
Sales	20,487		39,131
Operating Income	2,299		3,578
Ordinary Income	2,442		3,581
Current Net Income	1,289		△11,175
Total Assets	12,819		51,423
Shareholders' Equity	9,185		7,919
Relationships with Takara	Capital	Index Corporation is a shareholder holding 12,864,000 shares of Takara (14.2% of the outstanding shares). Takara is a shareholder holding 600 shares of Index Corporation (0.06% of the outstanding shares).	
	Personnel	Index Corporation has four (4) of its officers working at Takara.	
	Business	Index Corporation has been entrusted with the development of mobile contents and toys.	

Note:

1. The "Capital" and "Number of Outstanding Shares" are as of June 30, 2005.
2. The figures provided under "Major Shareholders and Shareholding Ratio" are the numbers of shares entered in the shareholder register as of February 28, 2005, plus the number of new shares issued by allotment to third parties for which payment was made on June 15, 2005.

Name	T2 Fund Limited		
Location of Head Office	2-5-7, Hirakawa-cho, Chiyoda-ku, Tokyo		
Title and Name of Representative	Seiji Kajiwara Director		
Capital	3 million yen		
Number of Outstanding Shares	-		
Major Shareholders and Shareholding Ratio	Seiji Kajiwara 100%		
Main Businesses	Management and administration of investment partnership property		
Main Result of Operations and Financial Position	Fiscal Year Ended in March 2004		Fiscal Year Ended in March 2005
Sales	5 million yen		- million yen
Operating Income	△2 million yen		△0 million yen
Ordinary Income	△2 million yen		0 million yen
Current Net Income	△20 million yen		0 million yen
Total Assets	52 million yen		51 million yen
Shareholders' Equity	△19 million yen		△18 million yen
Relationships with Takara	Capital	T2 Fund Limited is a shareholder holding 7,240,000 shares of Takara (8.0 % of the outstanding shares).	
	Personnel	N. A.	
	Business	N. A.	

7. Major Shareholders After Capital Increase

No.	Name of Shareholder	Number of Owned Shares	Percentage Owned
1	Index Corporation	52,691,000	34.5%
2	T2 Fund Limited	29,655,000	19.4%
3	K.K. TAK	10,866,832	7.1%
4	MAC Small Cap Investment Limited Partnerships	5,705,600	3.7%
5	Takara Amusement Co., Ltd.	3,000,000	1.9%

Note:
The figures under "Percentage Owned" are the numbers of shares entered in the shareholder register as of March 31, 2005, plus the number of new shares issued by the allotment to third parties based on the relevant Substantial Shareholding Report filed with the competent authority.

III. Share Split by TOMY

1. Purpose of Share Split

In order to ensure the liquidity of TOMY shares and the New Company's shares and the expansion of the investor base, on the condition that the merger is approved at the respective extraordinary shareholders' meetings of TOMY and Takara scheduled to be held on September 6, 2005, TOMY will implement the share split and reduce the amount of trading unit of TOMY shares prior to the merger. The merger ratio set forth in I.2.(3) above takes the share split into account.

2. Outline of Share Split

(1) Manner of Share Split

Every one (1) share of common stock held by shareholders entered or recorded in TOMY's latest shareholder register as of September 30, 2005 will be split into two (2) shares.

(2) Change in Total Number of Issued Shares due to Share Split

Total number of issued shares of TOMY prior to share split: 20,419,299 shares

Number of new shares upon share split: 20,419,299 shares

Total number of issued shares of TOMY after share split: 40,838,598 shares

Number of authorized shares of share capital after share split: 160,000,000 shares

Note:

1. The change in the total number of issued shares specified above is calculated based on the total number of issued shares as of June 30, 2005. If, before September 30, 2005, any outstanding share purchase warrants (stock options) are exercised or any bonds with share purchase warrants are converted into shares, the number of shares specified above may vary.
2. In conjunction with the share split described above, the Articles of Incorporation of TOMY will be amended. On the effective date of the share split, the authorized share capital (the total number of shares to be issued) will be increased to 160,000,000 shares by 80,000,000 shares.
3. The capital will not increase upon the share split.

(3) Schedule

Ex-rights date for share split: September 27, 2005

Record date for share split: September 30, 2005

Effective date: November 21, 2005

(4) Record Date for Dividends: October 1, 2005

(5) Other matters necessary for the share split will be determined at a board of directors' meeting in the future.

(6) Adjustment to Exercise Price

In conjunction with the share split, the exercise price for the share purchase warrants and the bonds with share purchase warrants convertible into stock issued by TOMY will be adjusted on or after October 1, 2005 as follows:

(i) Share purchase warrants (for 2000 and 2001, subscription warrants)

Issue	Adjusted Exercise Price per Share	Unadjusted Exercise Price per Share
First Series Share Purchase Warrants	¥1,811	¥3,621
(Resolved at ordinary shareholders' meeting for 2000)		
Second Series Share Purchase Warrants	¥1,331	¥2,661
(Resolved at ordinary shareholders' meeting for 2001)		
Third Series Share Purchase Warrants	¥721	¥1,441
(Resolved at ordinary shareholders' meeting for 2003)		
Fourth Series Share Purchase Warrants	¥879	¥1,757
(Resolved at ordinary shareholders' meeting for 2004)		

(ii) Bonds

Issue	Adjusted Exercise Price per Share	Unadjusted Exercise Price per Share
First Series Unsecured Bonds with Share Purchase Warrants Convertible into Stock	¥860.5	¥1,721
(Issued on June 23, 2004)		

(7) Policy for Year-End Dividends

The estimated dividend for the fiscal year ending on March 31, 2006 is not expected to be changed at the present. In conjunction with the share split, the expected year-end dividend that has been announced will be 3.75 yen, i.e., one half of 7.50.

End of Document